Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

SUPPL

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

RECEIVED
2006 DEC 15 A 6:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

29 November, 2006

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 23/2006.

06019251

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Direct tel.: +45 4911 3621
E-mail: dkguj@coloplast.com

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

dw 12/15

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tel +45 4911 1111
Fax +45 4911 1555
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange No. 23/2006
Humlebæk, 29 November 2006

To our shareholders

29 November 2006

We have the pleasure of inviting you to attend the Annual General Meeting of Coloplast A/S which will be held on

Wednesday, 13 December 2006 at 16.00

at the premises of Coloplast A/S at Holtedam 3, Humlebæk, Denmark (Aage Louis-Hansen conference facilities).

From 15.00 - 15.30, before the formal proceedings of the Annual General Meeting start, there will be a presentation in Danish, its title translates into "Globalisation and Growth". From 15.30 - 16.00, refreshments will be served.

The General Meeting will be opened by the Chairman of the Board of Directors of Coloplast A/S and will be directed by a chairman, elected by the Board of Directors. The Meeting will be simultaneously transmitted to shareholders via webcast at www.coloplast.com.

Agenda of the General Meeting

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and adopt the audited annual report.

3. To consider and, if thought fit, pass a resolution for the distribution of the profit or for the treatment of the loss, as the case may be, according to the adopted annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board of Directors or shareholders.

   Proposals by the Board:

   (a) Amending the Company's Articles of Association.
   For your information, please find enclosed a copy of the sections of the existing Articles of Association of Coloplast A/S which are subject to the proposed amendments.

Article 4 B
Sub-Article 1 to read as follows:
"The authority conferred on the Board of Directors by Article 4 A shall be valid until
17 December 2008."

This proposal is a renewal of the authority conferred on the Board of Directors.

Article 7
Sub-Article 1 to read as follows:
"All General Meetings shall be convened by not less than eight days' and not more than four weeks' notice in the newspapers Berlingske Tidende and Jyllands-Posten. The notice convening the meeting shall include the agenda and - where resolutions amending the Articles of Association are to be proposed at the General Meeting - the most important aspects of such proposal."

With this proposal the notice will no longer be published in the Danish Official Gazette (Statstidende) which has become an electronic medium. In future the notice will only be published in national daily newspapers.

(b) Granting of authority to the Company's Board to buy own shares representing up to
10 per cent of the share capital of the Company in accordance with the provisions of section 48 of the Danish Companies Act.

The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent.

Such authority to be valid until the Annual General Meeting in 2007.

5. To elect Directors.

The Board proposes re-election of the following Directors:

Mr. Niels Peter Louis-Hansen, BCom (Deputy Chairman)
Mr. Per Magid, Attorney
Mr. Michael Pram Rasmussen, Director
Mr. Torsten E. Rasmussen, Director
Ms. Ingrid Wiik, Director

As announced at the Company's General Meeting in 2005, Mr. Palle Marcus has decided not to accept re-election at the 2006 General Meeting having been a member of the Board for
11 years, of which 10 years as Chairman of the Board.

The Board proposes election of a new Director, Mr. Sven Håkan Björklund, Chief Executive Officer, Nycomed. Enclosed please find his CV.

For further information on the members of the Board, please refer to Coloplast's website www.coloplast.com or contact the Shareholder Secretariat by telephone at +45 4911 3621.

6. To elect an auditor.

   The Board proposes re-election of PricewaterhouseCoopers.

7. Any other business.

For the Company in general meeting to adopt the amendments to the Articles of Association referred to under item 4 (a) of the agenda, not less than one-half of the share capital must be represented at the General Meeting and not less than two thirds both of votes cast and of the voting share capital represented at the General Meeting must vote in favour of the resolution to be passed, cf. Article 11 (1) and (2) of the Articles of Association.

If the required share capital is not represented at the Annual General Meeting and the proposed resolution does not obtain a majority of two thirds of the votes cast, such resolution cannot be passed. If the proposed resolution obtains a majority of two thirds of the votes cast, the Board of Directors will convene within fourteen days an Extraordinary General Meeting, and if at such General Meeting the proposed resolution obtains a majority of at least two thirds both of votes cast and of the voting share capital represented at the General Meeting, it will be passed irrespective of the share capital represented.

Approval of the proposal under item 4 (b) above may be carried by a simple majority of votes in accordance with Article 11 of the Articles of Association.

No other proposals have been submitted by the Board of Directors or by shareholders for discussion at the Annual General Meeting.

Admission cards for the Annual General Meeting may be requested by filling in and sending the attached form, which may also serve to give proxy. The form must be received by Aktiebog Danmark A/S no later than Monday, 11 December 2006 by 16.00. Admission cards may also be ordered via Coloplast's website www.coloplast.com; shareholders may give proxy via this website as well.

Refreshments will be served after the Meeting.

The Board of Directors

Enclosures

Tel +45 4911 1111
Fax +45 4911 1555
www.coloplast.com

Coloplast

Enclosure

Copy of the sections of the existing Articles of Association of Coloplast A/S which are subject to the proposed amendments under item 4 (a) of the agenda

Existing wording	*Proposed amendments*
Article 4 B, Sub-Article 1 The authority conferred on the Board of Directors by Article 4 A shall be valid until 17 December 2006.	*The authority conferred on the Board of Directors by Article 4 A shall be valid until 17 December 2008.*

This proposal is a renewal of the authority conferred on the Board of Directors.

Existing wording	*Proposed amendments*
Article 7, Sub-Article 1 All General Meetings shall be convened by not less than eight days' and not more than four weeks' notice in the Danish Official Gazette, Statstidende, and in the newspapers Berlingske Tidende and Jyllands-Posten. The notice convening the meeting shall include the agenda and - where resolutions amending the Articles of Association are to be proposed at the General Meeting - the most important aspects of such proposal.	*All General Meetings shall be convened by not less than eight days' and not more than four weeks' notice in the newspapers Berlingske Tidende and Jyllands-Posten. The notice convening the meeting shall include the agenda and - where resolutions amending the Articles of Association are to be proposed at the General Meeting - the most important aspects of such proposal.*

With this proposal the notice will no longer be published in the Danish Official Gazette (Statstidende) which has become an electronic medium. In future the notice will only be published in national daily newspapers.

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.
For further information please contact Vice President Corporate Communications, phone +45 4911 1920.